August 20, 2007

Ms. Anita Karu
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:          Henya Food Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed June 29, 2007
File No. 333-142658

Dear Ms. Karu:

We represent Henya Food Corp. (“Henya” or the “Company”). We are in receipt of your letter dated July 27, 2007 regarding the above referenced filing and the following are our responses to same:

General

1.
We note your response to comment 1 in our letter of June 6, 2007. Please discuss in your document in reasonable detail your analysis as to why you are not a blank check company.  Include, for example, your statement that you have a concise business plan, have already commenced your plan of operations and although you intend to undertake acquisitions, you intend to do so to expand your business  and not to undertake a reverse merger. State, as you have indicated, that you do not intend to pursue any acquisition which involves a change in control.

Answer:	This disclosure has been added to the summary information section of the SB-2.

2.	As previously requested, please delete the parenthetical definition (“the Company”) on page 1.

Answer:	The parenthetical definition has been deleted.

3.
We note your response in your cover letter, but it does not appear you have eliminated all plural references to “officers and directors” and your “management team.”  See, for example, pages 8, 11 and 18.

Answer:	All plural references have been deleted.

Summary Information,  page 1

4.
We note your response to comment 6 in our letter of June 6, 2007. Because you indicate in paragraph 4 on page 1 that to date your revenue has been from commissions, it appears you should clarify the statement that you have not received revenues “of any kind” to state you have not received revenues “from operations.”

Answer:	This section has been revised to disclose that the Company has not received revenues from operations.

Plan of Distribution, page 7

5.
In connection with comment 16 in our letter of June 6, 2007, clarify: “In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in shares in the course of hedging the positions they assume with the selling stockholders.”  Please explain what you mean in plain English. It  appears you have omitted some language.

Answer:	The language has been revised to clarify the meaning of same.

Directors, Executive Officers, Promoters and Control Persons, page 8

6.	Please clarify the statement that Foodfest has “established working relationships” with the Canadian supermarkets listed to state, if true, that Foodfest “sells to” the Canadian supermarkets listed.

Answer:	This section has been revised to clarify that Foodfest “sells to” the Canadian supermarkets listed.

7.
Please explain the differences, if any, between the activities of Foodfest and those of Henya. Specifically, please explain how Foodfest serves as a collaborator to you. Clarify the extent to which each of these companies engages in direct sales to markets as contrasted with acting as a food broker and specify which markets the two companies operate in, if different. Also clarify the differences, if any, between Mr. Ender’s role in these two companies.

Answer:
This section has been revised to explain the differences in activities between Foodfest and Henya, to explain the relationship between each and to clarify the difference in Mr. Ender’s roles in the two companies.

Description of Business, page 11

8.
You continue to make statements in this section that we objected to in prior comment 6 of our letter dated June 6, 2007. These statements do not provide a meaningful description of what you do, particularly given your limited operations. Please revise to remove them and to provide additional detail regarding your business. Be specific about what geographic area your business is focused upon now, presumably Canada, as compared to where you expect to expand your business in the future. And explain with whom you have entered into brokerage contracts, presumably Foodfest, as compared to with whom you plan to enter into contracts in the future.

Answer:	This section has been revised to remove these statement and to provide a meaningful description of what the Company does.

9.
In several areas of this discussion, you make statements that appear to be based upon your belief, as no other source is mentioned. Please revise to state that these statements constitute your belief. See, for example, your statement that “(a)s the industry matured, companies who wished to remain competitive were forced to address many facets of their organizations including the development (of) new products….”

Answer:	This section has been revised to disclose that these statements are the beliefs of management.

10.
We note your response in your cover letter, but it does not appear you have responded to comment 19 in our letter of June 6. 2001. Please address with specificity each and every element of our comment. For example, you have not explained what you mean when you refer to principals.

Answer:	This section has been revised to address each element of your previous comment.

11.
As previously requested in comment 20, state whether you have regular appointments with exporters, such as in Israel, and with distributors and supermarkets in Canada and the United States. Specifically illustrate your close working relationships and explain how you have established such relationships given your limited length of business operations. If the relationships you have established include only those you already have with Foodfest, please state this.

Answer:
This section has been revised to disclose that Henry Ender, has been in the food business since 1974 and co-founded Foodfest International in 1977.  During this time frame Mr. Ender has established working relationships with key managers and representatives of supermarket chains, foodservice establishments, distributors, manufacturers and processors in Canada, United States and Israel. Mr. Ender has brought these relationships to Henya providing an established base for future growth and expansion.

12.	Clarify why a supermarket would not want to warehouse a particular product and would request that a DSD distributor be available to distribute the product.

Answer:	This section has been revised to disclose why a supermarket would not want to warehouse a particular product and would request that a DSD distributor be available to distribute the product.

Management Discussion and Analysis or Plan of Operations, page 15
Caution Regarding Forward-Looking Information

13.	The reference to “these quarterly filings” is incorrect. Please delete or revise to refer to ‘Registration Statement’ instead of ‘quarterly filing.’”

Answer:	This section has been revised to remove the reference to quarterly filing.

Plan of Operations
Second Quarter 2007, page 15

14.	Please identify your “investment partners” if known.

Answer:	This section has been revised to disclose the Company does not have investment partners at this time.

15.
We note your response to comment 25 of our letter dated June 6, 2007. Please explain to us the nature and type of  the brokerage arrangements and revise your disclosure here to specifically clarify the service that you render to earn commissions under the arrangements. Please delete all references to revenues since you apparently broker sales arrangements with other companies and do not actually recognize any revenues from selling any food products under these arrangements.

Answer:	This section has been revised to explain the brokerage arrangements and to delete the references to revenue.

Certain Relationships and Transactions, page 17

16.
We note disclosure in the Notes to your financial statements that all of your revenues to date have been received from related parties. Please revise to disclose such information here or tell us why these relationships do not need to be disclosed.

Answer:	This section has been revised to disclose that all of the revenues to date have been received from related parties.

Summary Compensation Table, page 18

17.	Please revise to provide the total amount of compensation in the far right column, including the value of the Stock Awards issued.

Answer:	This section has been revised to provide the total amount of compensation in the far right column.

Employment Agreements, page l9

18.	Notwithstanding your response to comment 33 in our letter of June 6. 2007, it does not appear you have filed the internal memorandum concerning your current employees. Please advise or revise.

Answer:	The internal memorandum has been filed as an exhibit.

Unaudited Financial Statements – as of April 30, 2007
General

19.	Where applicable, please revise your interim financial statement to comply with comments issued on your audited financial statements.

Answer:	We have updated the interim statements accordingly.

Audited Financial Statements – as of October 31, 2006
Balance Sheet, page F-9

20.
We note your response to comment 37 of our letter dated June 6, 2007. Based   on your facts and circumstances, it is clear that the notes receivable of $40,000 from the founders relating to purchase of 50 million shares of your common stock should not be classified as assets.  Please revise your financial statements to present separately the notes receivable as a deduction to stockholders’ equity for all periods presented. Please also revise your disclosures in Note 5 accordingly to discuss classification of the notes.  See SAB 4:E and EITF 85-1.

Answer:
We have revised to present the notes as a reduction of stockholders equity.  We have removed note 5 and revised our disclosure in the capital stock note (previously note 6 and now note 5) and have disucssed the classification of the notes.

21.
We note your response to comment 38 of our letter dated June 6, 2007. Your response and revised disclosure states that $150,000 was paid in advance for certain legal fees and registration expenses relating to future offerings, instead of offering costs incurred at the time you made the payment. Accordingly, if this is  true, please revise your disclosure to separately identify on the balance sheet the portion of the  $150,000 that actually relates to prepaid expenses, where no specific offering costs had been incurred as of October 31, 2006. You should classify the portion relating directly to specific offerings as deferred offering costs that had been incurred as of October 31, 2006. Please revise your note disclosure to identify the specific offerings that these costs relate to and how they meet the GAAP requirement for deferred costs. Please also disclose when  you expect those costs deferred to be charged against the related offering proceeds. Please confirm to us that costs not directly related to a specific offering have been expensed as incurred and have been properly reflected in your financial statements for all periods presented. Refer to SAB Topic 5:A.

Answer:
This was not an advance payment and we are unclear where in our response that it states the $150,000 was paid in advance for certain costs.  In fact this was a one time payment that covered the legal costs and all other services related to filing the initial registration statement for these shares.  It is therefore not appropriate to present prepaid expenses.

To be clear on our accounting for these costs, we initially recorded the entire payment of $150,000 of deferred offering costs as an asset, as they related directly to the future offering of 150,350 common shares to various investors and the registration of these shares by way of SB-2.  As at the balance sheet date of Oct 31, 2006, the company had received $67,965 in cash for 67,965 of the 150,350 shares.  These shares were not yet issued however at Oct 31, 2006.  We therefore reduced the proceeds of these shares by an equal amount of the deferred offering costs.  Subsequent to the year end we issued all of the 150,350 shares and received an additional $82,385.  We reduced this by the remaining deferred offering costs.  As of the interim period presented there are no re-mining deferred offering costs or shares to be issued.

22.
We note your response to comment 40 of our letter dated June 6, 2007 regarding your accounts receivable for all periods presented. Please revise your presentation on the face of the balance sheets to indicate that the receivables are due from related parties. Please also delete the work “net,”   or revise your note disclosure to include the amount of allowance for doubtful accounts for all periods presented.

Answer:	We have revised our presentation on the balance sheet to disclose the receivables to be due from related parties and have removed the word “net”.

23.
We note your response to comment 41 of our letter dated June 6, 2007, but have been unable to locate your revised disclosure regarding the collection of commissions recorded to date. Accordingly, our original comment is being reissued. It does not appear that you have collected any of the commissions you have recorded since the inception of your business. Please discuss payment terms and when you expect to be paid in your discussion of liquidity in the management’s discussion section of the filing.

Answer:
During the six months ended 30 April 2007, the Company received commission income from related companies controlled by the director of the Company totaling $180,238. Management has agreed to defer collection of these amounts for a period of up to one year from date of invoicing.  Due to the fact that the Company is related to these customers and management is aware of their financial stability, there is no concern of collectibility.

24.	Please revise to present accounts payable separately from accrued liabilities for all periods presented.

Answer:	We have revised to present accounts payable separately from accrued liabilities for all periods presented.

Notes to the Financial Statements
Note 4. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

25.	Please revise your disclosure to delete all references to revenues and instead refer to amounts earned from brokerage arrangements as commissions.

Answer:	We have delete all references to revenues.

Note 10. Subsequent Events, page F-17

26.
We note your response and revised disclosure in Note 10 to comment 48 of our letter dated June 6, 2007 regarding the receipt of $67,965 relating to shares of common stock sold but not yet issued as of October 31, 2006. Please revise your disclosure to present separately the liability on the balance sheet and indicate in your note disclosure the number of shares sold, the price per share and the date the shares were issued.

Answer:
There is no liability related to this transaction.  We refer to our response to comment 21 that provides a continuity of these stock transactions that should make it clear how we have accounted for this.  We have expanded the note to disclosure the number of shares sold, the price per share and the date the shares were issued.

Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/  Gregg E. Jaclin
GREGG E. JACLIN